FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2024

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 21, 2024, announcing that Gilat to Report Third Quarter 2024 Results on Wednesday, November 13th.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated October 21, 2024	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat to Report Third Quarter 2024 Results on Wednesday,
November 13th

Petah Tikva, Israel, October 21, 2024 — Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, today announced that it will release its third quarter 2024 financial results on Wednesday, November 13th, 2024.

Conference Call and Webcast

Following the release, Adi Sfadia, Chief Executive Officer, and Gil Benyamini, Chief Financial Officer, will discuss Gilat’s third quarter 2024 results and business achievements and participate in a question and answer session:

Date:	Wednesday, November 13, 2024
Start:	09:30 AM EST / 16:30 IST
Dial-in:	US: 1-888-407-2553 International: +972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://veidan.activetrail.biz/gilatq3-2024

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground, and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high-value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software-defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high-performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: https://gilat.com/

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas,  and Israel and Hezbollah and Iran; and other factors discussed under the heading “Risk Factors” in Gilat’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and Gilat undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

Gilat Satellite Networks
Mayrav Sher, Head of Finance and Investor Relations
MayravS@gilat.com